

Mail Stop 4561

December 20, 2017

Matt J. Chambless
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

> **Re:** **Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 000-49796**

Dear Mr. Chambless:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services